April 11, 2018

VIA EDGAR AND FEDEX

Kristi Marrone

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 14, 2018

File No. 1-34452

Dear Ms. Marrone:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2018 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”).

The Company’s responses to the comments of the Staff contained in the Comment Letter are set out below in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Consolidated Balance Sheets, page 52

1.	We note your response to comment 2. Given that your lenders have the contractual right to sell or repledge the collateral assets in your repurchase agreements, we continue to believe that such encumbered assets should be presented separately on the face of your balance sheet in future filing in accordance with ASC 860-30-45-1.

Company Response:

The Company notes the Staff’s comment and will identify the encumbered assets parenthetically on the face of the balance sheet in future filings.

* * * * *

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 822-0493 or Jay L. Bernstein or Andrew S. Epstein of Clifford Chance US LLP, counsel to the Company at (212) 878-8527 or (212) 878-8332.

Sincerely,

/s/ Jai Agarwal
Jai Agarwal
Chief Financial Officer, Treasurer and Secretary

cc:	Securities and Exchange Commission

Becky Chow

Apollo Commercial Real Estate Finance, Inc.

Stuart A. Rothstein

Clifford Chance US LLP

Jay L. Bernstein

Andrew S. Epstein